SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF THE EFFECT OF AN IMPAIRMENT LOSS THAT WILL BE RECOGNIZED ON PHS (PERSONAL HANDYPHONE SYSTEM) SERVICE ASSETS ON NTT’S CONSOLIDATED FINANCIAL FORECASTS FOR THE YEAR ENDING MARCH 31, 2005

On February 28, 2005, the registrant filed with the Tokyo Stock Exchange and the other stock exchanges in Japan on which its securities are traded a notice of the effect on operating income in NTT’s consolidated financial results forecasts for the year ending March 31, 2005 due to an impairment loss that will be recognized by NTT DoCoMo, Inc. (“NTT DoCoMo”), NTT’s subsidiary, on its PHS service assets. Attached is a copy of the notice. The consolidated financial information of the registrant and NTT DoCoMo included in the notice was prepared on the basis of accounting principles generally accepted in the United States.

The financial information included in the attached copy of the notice contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s and its subsidiary’s actual results to differ materially from those set forth in the attachment.

The financial information included in the attached copy of the notice is based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant and its subsidiary in light of information currently available to them regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s and its subsidiary’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the registrant’s and its subsidiary’s actual results will not vary significantly from the projected results set forth in the notice.

The attached copy of the notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name: Shigehito Katsuki
Title: General Manager Department IV

Date: February 28, 2005

February 28, 2005

The Effect of an Impairment Loss that will be Recognized on

PHS (Personal Handyphone System) Service Assets on NTT’s

Consolidated Financial Results Forecasts for the Year Ending March 31, 2005

The effect on operating income in NTT’s consolidated financial results forecasts for the year ending March 31, 2005 due to an impairment loss that will be recognized by NTT DoCoMo, Inc. (“NTT DoCoMo”), NTT’s subsidiary, on its PHS service assets is a decrease of approximately ¥45.0 billion.

(Reference)	As the impairment loss recognized by NTT DoCoMo will include a loss on assets to be eliminated on NTT’s consolidated balance sheet, the effect on NTT’s consolidated financial results forecasts for the year ending March 31, 2005 will be less than the effect on NTT DoCoMo’s expected operating income for the corresponding period (a decrease of ¥61.0 billion).

For more information, please contact:

Department I

Nippon Telegraph and Telephone Corporation

TEL: +81-3-5205-5151

E-mail: jigyou@hco.ntt.co.jp